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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               ----------------
                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934


                               ----------------
                      INDEPENDENCE TAX CREDIT PLUS L.P. II
                           (Name of Subject Company)



                      INDEPENDENCE TAX CREDIT PLUS L.P. II
                     (Name of Person(s) Filing Statement)



                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)


                                  45378B 10 4
                     (CUSIP Number of Class of Securities)


                               ----------------
                                J. Michael Fried
                      Related Independence Associates L.P.
                               625 Madison Avenue
                               New York, NY 10022
                                (212) 421-5333


                     (Name, Address and Telephone Number of
            Persons Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                              Peter M. Fass, Esq.
                               Battle Fowler LLP
                              75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000



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Item 1. Security and Subject Company.

     The name of the subject company is Independence Tax Credit Plus L.P. II, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022. The general partner of the Partnership is Related Independence Associates L.P. (the "General Partner"), a Delaware limited partnership, which has its principal executive offices at 625 Madison Avenue, New York, New York 10022. The title of the class of equity securities to which this statement relates is the Partnership's Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in the Partnership.


Item 2. Tender Offer of the Bidder.

     This Schedule 14D-9 relates to the offer by Lehigh Tax Credit Partners L.L.C. (the "Purchaser"), a Delaware limited liability company and an affiliate of the General Partner, disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 10, 1997 (the "Schedule 14D-1"), to purchase up to 14,732 issued and outstanding BACs at a purchase price of $725 per BAC, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 1997 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Lehigh Offer" and are contained within the Schedule 14D-1).

     The address of the Purchaser's principal executive offices is 625 Madison Avenue, New York, New York 10022.


Item 3. Identity and Background.

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) The Partnership does not have any employees, directors or executive officers. All decisions with respect to the management of the Partnership and its affairs are made by the General Partner. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership and its affiliates.

     The General Partner and its affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of March 31, 1993 (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

     Pursuant to the Partnership Agreement, the General Partner is entitled to a fee (the "Partnership Management Fee") for its services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and BACs holders and with the partnerships (the "Local Partnerships") in which the Partnership has acquired a partnership interest). The Partnership Management Fee is payable annually and is determined by the General Partner based on its review of the Partnership's investments, up to a maximum of 0.5% of the Partnership's Invested Assets (as defined below); provided, however, Partnership Management Fees for any year will be reduced to the extent that the sum of (i) the aggregate amount of operating cash flow received by affiliates of the General Partner or the General Partner itself from Local Partnerships and (ii) the amount of operating cash flow received by the General Partner from the Partnership exceeds 1% of all distributions of operating cash flow by the Partnership for such year. "Invested Assets" means the purchase price paid upon the acquisition by the Partnership of properties and interests in Local Partnerships, including (i) the total of all fees and commissions paid in connection with the selection or purchase by the Partnership or Local Partnerships of any interests in Local Partnerships or any properties, and (ii) the amount of all liens and mortgages on properties acquired by the Local Partnerships. For the six months ended September 30, 1997 and the three years ended March 31, 1997, 1996 and 1995, the General Partner earned aggregate Partnership Management Fees of $25,000, $87,500, $434,550 and $475,023,
respectively.

     Independence SLP L.P. ("Independence SLP") is an affiliate of the General Partner. Independence SLP is entitled to receive up to $5,000 per year as a fee (the "Local Administrative Fee") from each Local Partnership of which it is a special limited partner; provided, however, the sum of the aggregate Local Administrative Fee and the Partnership Management Fee for any year shall not exceed 0.5% of Invested Assets. Independence SLP, as special limited partner of the Local Partnerships, earned Local Administrative Fees of $10,000, $20,000, $12,500 and


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

$15,000 from the Local Partnerships for the six months ended September 30, 1997 and the three years ended March 31, 1997, 1996 and 1995, respectively.

     The General Partner and the officers and directors of its general partner are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partner is also entitled to reimbursement of expenditures made on behalf of the Partnership. An affiliate of the General Partner performs asset monitoring services for the Partnership. These services include site visits and evaluations of the Local Partnerships' performance. For the six months ended September 30, 1997 and the three years ended March 31, 1997, 1996 and 1995, the Partnership incurred, in the aggregate, $75,089, $101,581, $91,757 and $94,702, respectively, to the General Partner and its affiliates as reimbursement of expenditures and asset monitoring services made on behalf of the Partnership.

     In addition, under the terms of the Partnership Agreement, upon the removal of the General Partner by the limited partners of the Partnership (the "Limited Partners") or upon the occurrence of a "Removal Event," as defined below, the General Partner may be entitled to receive compensating payments, which will be payable with interest for a term of not less than five years. The amount of such payments shall be the fair market value of the removed General Partner's interest, which amount could be substantial. The Partnership Agreement deems a "Removal Event" to have occurred if the business of the Partnership is continued after the bankruptcy, death, adjudication of incompetence or removal of a General Partner (subject to certain exceptions pursuant to the Partnership Agreement). A majority in interest of the Limited Partners may approve the removal of any General Partner without the concurrence of any General Partner at a meeting of the Partnership.

     (2) The managing member of the Purchaser (the "Managing Member") is Lehigh Tax Credit Partners, Inc., a Delaware corporation. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Purchaser or the Managing Member, its executive officers, directors or affiliates. The Purchaser is an affiliate of the General Partner. Most of the executive officers and directors of the Managing Member also serve as executive officers and directors of the sole general partner of the General Partner. Therefore, the Purchaser and the General Partner, subject to its fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership, its partners and its investors.

     The Partnership, the Purchaser and the General Partner entered into a letter agreement, dated November 7, 1997 (the "Standstill Agreement") (a copy of which has been filed as Exhibit (c)(1) hereto), pursuant to which the Purchaser agreed that, prior to November 7, 2007 (the "Standstill Expiration Date"), it will not and it will cause certain affiliates not to (i) seek to propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (ii) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Partnership, except that those affiliates bound by the Standstill Agreement will not be deemed to have violated it and formed a "group" solely by acting in accordance with the Standstill Agreement, (iii) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (iv) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Standstill Agreement. By the terms of the Standstill Agreement, the Purchaser has also agreed to vote its BACs in the same manner as a majority of all voting BACs holders; provided, however, the Purchaser is entitled to vote its BACs as it determines with regard to any proposal (i) to remove the General Partner or (ii) concerning the reduction of any fees, profits, distributions or allocations for the benefit of the General Partner or its affiliates. The Purchaser, the General Partner and Related Capital Company also agreed to indemnify and hold harmless the Partnership, Independence SLP and certain associated parties against any claims or damages arising from a breach of the Standstill Agreement or from a tender offer or acquisition of BACs by the Purchaser or its affiliates. The foregoing discussion of the Standstill Agreement is subject to and qualified in its entirety by reference to such agreement, which is incorporated herein by reference.

     The Partnership has been informed that the Purchaser expects to purchase all of the BACs tendered pursuant to the Lehigh Offer (other than BACs purchased by Everest Properties, Inc. or its affiliates ("Everest") pursuant to the Everest Option (as defined according to the Lehigh Offer)) with funds borrowed from one of its members pursuant to a promissory note dated as of November 7, 1997, containing substantially the same economic terms and conditions that such member borrows such funds under an existing credit facility it has available to it with BankBoston, National Association (formerly known as The First National Bank of Boston) and Fleet National Bank


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

(the "Lenders"). Alternatively, the Partnership has been informed that if the Purchaser has completed its contemplated sale of membership interests to third parties with a need for the tax credits and/or tax losses attributable to the BACs, the Purchaser may obtain the funds required to purchase the BACs pursuant to the Lehigh Offer from capital contributions from its members. The existing credit agreement is among the Lenders and RCC Credit Facility, L.L.C., Related Capital Company and The Related Companies, L.P. All of the BACs tendered pursuant to the Lehigh Offer and all of the Purchaser's membership interests will be pledged to the Lenders to secure the loan. Additionally, Related Capital Company will guarantee all amounts borrowed under such credit facility.



Item 4. The Solicitation or Recommendation.

     (a) Following receipt of the terms of the Lehigh Offer, the General Partner reviewed and considered the Lehigh Offer. The General Partner is expressing no opinion and is remaining neutral with respect to the Lehigh Offer.

     (b) Although the General Partner is not making a recommendation with respect to the Lehigh Offer, the General Partner believes that BACs holders should carefully consider the following factors in making their own decisions of whether to accept or reject the Lehigh Offer:

[bullet] BACs holders should note that the selling price for BACs reported in the limited and sporadic secondary market during the two-month period ended March 31, 1997 was $860. However, the Purchaser states its belief in the Lehigh Offer that such secondary market selling prices do not take into account commissions charged by secondary market makers effectuating such sales and the fact that the BACs become less valuable with the passage of time as fewer tax credits remain. Additionally, based on certain assumptions therein, the Purchaser states in the Lehigh Offer that the present value of the potential aggregate benefits to a BACs holder who tenders to the Purchaser exceeds the Purchaser's estimate of the present value of the potential aggregate benefits if a BACs holder does not tender.


[bullet] The Lehigh Offer will provide BACs holders with an immediate opportunity to liquidate their investment in the Partnership. BACs holders who have a present or future need for the tax credits and/or tax losses from the BACs may, however, prefer to retain their BACs and not tender them pursuant to the Lehigh Offer.

[bullet] As stated by the Purchaser in the Lehigh Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BACs holder's desire to sell its BACs at a high price. Therefore, BACs holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BACs holders should be aware that a secondary market exists for the BACs.

[bullet]  BACs HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES
   FROM THE BACs SHOULD THEY TENDER PURSUANT TO THE LEHIGH OFFER.

[bullet] BACs holders who tender their BACs will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale. The Partnership has made no distributions to BACs holders in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

[bullet] BACs holders should consult with their respective advisors about the financial, tax, legal and other consequences of the Lehigh Offer.


Item 5. Persons Retained, Employed or to Be Compensated.

     Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to BACs holders on its behalf concerning the Lehigh Offer.


Item 6. Recent Transactions and Intent With Respect to Securities.

     (a) Neither the Partnership nor the General Partner has effected any transactions in the BACs during the past 60 days. The General Partner is not aware of any transactions in the BACs during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries. According to the Lehigh Offer materials, the Purchaser, an affiliate of the General Partner, effected a private transaction, effective as of October 1, 1997, to acquire 45 BACs at a price per BAC of $807.50.

     (b) Neither the General Partner nor, to the knowledge of the General Partner, any of its executive officers, directors, affiliates or subsidiaries own any BACs and, therefore, cannot tender BACs to the Purchaser pursuant to the Lehigh Offer.


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

Item 7. Certain Negotiations and Transactions by the Subject Company.

     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Lehigh Offer which relates to or would result in: an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary; except as set forth in Item 8 below, a tender offer for or other acquisition of securities by or of the Partnership; or any material change in the present capitalization or dividend policy of the Partnership.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Lehigh Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8. Additional Information to Be Furnished.

     The General Partner has in the past received from third parties requests that such parties be provided with a list of the Partnership's BACs holders (the "List"). Such a List would only be provided by the General Partner to parties in cases where the General Partner has been satisfied that such List has been properly requested by a person entitled by the Partnership Agreement and applicable law to receive such a List, the party requesting the List has demonstrated that such party has a proper partnership business purpose in connection with such request and the General Partner has been satisfied that the Partnership and the BACs holders have obtained appropriate protections from such party with respect to the use of such List. The General Partner has sought such protections to ensure, among other things, compliance with federal securities tender offer rules (i.e., full and adequate disclosure, withdrawal rights and rights to proration) if the List will be used to conduct a tender offer and compliance with certain tax provisions to protect against possible adverse tax consequences to the Partnership.

     In March 1997, Credit d'Impots ("Credit"), a BACs holder, requested a copy of the List. The Partnership's counsel communicated with Credit respecting the purposes of Credit's request and the terms and conditions under which the Partnership would make the List available to Credit. The purposes stated by Credit for its request for the List changed over time and in its last communication with the Partnership in April 1997, Credit stated that it wanted to conduct a tender offer for BACs. There can be no assurance, however, that Credit will commence any offer for BACs or what the terms of any such offer would be. If Credit commences an offer, the Partnership will duly consider it and respond in accordance with applicable securities laws and its fiduciary duties. As of the date of this Schedule 14D-9, the Partnership has not delivered the List to Credit nor has Credit been in communication with the Partnership or its counsel since April 1997.

Item 9. Material to be Filed as Exhibits.

   (a)(1) Letter from Independence Tax Credit Plus L.P. II to BACs holders, dated November 25, 1997.

   (b)  None.

   (c)(1) Letter Agreement, dated November 7, 1997, among Independence Tax Credit Plus L.P. II, Lehigh Tax Credit Partners L.L.C. and Related Independence Associates L.P.


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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1997



                                     INDEPENDENCE TAX CREDIT PLUS L.P. II


                                     By: RELATED INDEPENDENCE ASSOCIATES L.P.


                                     By: Related Independence Associates Inc.,
                                         its general partner



                                     By: /s/ Alan P. Hirmes
                                         --------------------------------------
                                         Name:   Alan P. Hirmes
                                         Title:  Vice President

                                  EXHIBIT INDEX

EXHIBIT
NO.                                  TITLE
---                                  -----

(a)(1) Letter from Independence Tax Credit Plus L.P. II to BACs holders, dated November 25, 1997.

(c)(1) Letter Agreement, dated November 7, 1997, among Independence Tax Credit Plus L.P. II, Lehigh Tax Credit Partners L.L.C. and Related Independence Associates L.P.


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